Mail Stop 3561

								February 15, 2006

Paul Lipschutz
Chief Executive Officer
Collectible Concepts Group, Inc.
1600 Lower State Road
Doylestown, PA 18901

Re:	Collectible Concepts Group, Inc.
	Amendment No. 4 to Schedule 14C
      Filed February 2, 2006
	File No. 0-30703

Dear Mr. Lipschutz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

1. We note your response to comment 3 in our letter dated December 23, 2005. Please revise to include the disclosure required by Item
9(e)(5) concerning your pre-approval policies and procedures and if applicable (e)(6) of Schedule 14A.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at
(202) 551-3720 with any questions.



      					Sincerely,



      					H. Christopher Owings
      Assistant Director

Paul Lipschutz
Collectible Concepts Group, Inc.
February 15, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE